February 18, 2010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

ATTN.	Mr. Mark Cowan
Document Control — EDGAR

RE:	RiverSource Variable Series Trust
Seligman Global Technology Portfolio

Post-Effective Amendment No. 11
File No. 333-146374 / 811-22127
Dear Mr. Cowan:
Registrant is filing Post-Effective Amendment No. 11 on Form N-1A pursuant to Rule 485(b).
The prospectus and Statement of Additional Information have been marked to show all changes from Registrant’s Post-Effective Amendment No. 10 filed on or about December 6, 2010. This Amendment does not contain disclosure that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.
If you have any questions regarding this filing, please contact Joseph L. D’Alessandro at 212-850-1703 or Andrew Kirn at 612-678-9052.
Sincerely,

/s/	Scott R. Plummer

Scott R. Plummer
Vice President, General Counsel and Secretary
RiverSource Variable Series Trust